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SEC FILE NUMBER
8-51183

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KippsDeSanto & Company

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8000 Towers Crescent Drive, Suite 1200
(No. and Street)

Tysons Corner	VA	22182
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gabrielle Halprin	(504) 533-7377	gabrielle.halprin@capitalone.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter
(Name – if individual, state last, first, and middle name)

4401 Dominion Blvd.	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

10/22/2003	80
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Gabrielle Halprin_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____KippsDeSanto & Company_____, as of _____December 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Operations Officer

Notary Public _____ 2-25-2022



THOMAS LANOSGA
NOTARY PUBLIC #131148
PARISH OF JEFFERSON
STATE OF LOUISIANA
COMMISSIONED FOR LIFE

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

F I N A N C I A L   R E P O R T

Year Ended December 31, 2021
With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 51183

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
KippsDeSanto & Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KippsDeSanto & Company (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2019.

Glen Allen, Virginia
February 23, 2022

Certified Public Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Statement of Financial Condition
December 31, 2021

Assets:

Cash	$	48,042,761
Accounts receivable		37,726
Other receivables		6,909
Fixed assets, net		91,365
Deferred tax asset		719,781
Right of use asset, net		1,344,474
Total assets	$	50,243,016

Liabilities:

Accrued expenses	$	92,095
Lease liability		1,394,837
Accrued compensation expenses		20,087,662
Deferred revenue		421,411
Due to affiliates		2,272,761
Total liabilities		24,268,766

Stockholder's equity:

Common stock, no par value; 2,000,000 shares authorized; 1,363,153 issued and outstanding		—
Additional paid-in capital		7,207,138
Retained earnings		18,767,112
Total stockholder's equity		25,974,250
Total liabilities and stockholder's equity	$	50,243,016

See accompanying Notes to Financial Statement.

IPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statement

Note 1—Organization

KippsDeSanto & Company (the "Company") is a wholly owned subsidiary of Capital One, National Association ("CONA"). The Company is primarily engaged in investment banking and advisory services. The Company's customers are located throughout the United States. Investment banking services are occasionally provided to companies outside of the United States. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Note 2—Summary of Significant Accounting Policies

Basis of Accounting

The financial statement of the Company is prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. While management makes its best judgment, actual results could differ from those estimates.

Cash on Deposit with Parent Company

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. Cash includes amounts held at CONA, its parent company, totaling $3,398,750 at December 31, 2021. CONA is a major financial institution and is insured up to $250,000 by the Federal Deposit Insurance Corporation.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company follows ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): *Measurement of Credit Losses on Financial Instruments*. This guidance requires use of the current expected credit loss model that is based on expected losses (net of expected recoveries), rather than incurred losses, to determine our allowance for credit losses on financial assets measured at amortized cost, certain net investments in leases and certain off-balance sheet arrangements.

IPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statement

The Company has no historical credit losses. There are no current indications of non-receipt from counterparties. The Company projects no probability of future losses related to these balances. Management has determined that these receivables have minimal credit risk and, therefore, no allowance was deemed necessary as of December 31, 2021.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets that range from 3 to 5 years.

Leases

In accordance with ASU 2016-02 – Leases (Topic 842), the Company records all leasing activity with terms of more than 12 months on the financial statement with a right of use asset and a lease liability based on the net present value of rental payments.

Income Taxes

The Company is included in Capital One Financial Corp's ("Capital One") consolidated federal income tax return, but files separate state income tax returns. Capital One allocates federal income tax expense to the Company using a separate return basis. The Company is reimbursed by Capital One for federal income tax losses, if applicable. Amounts owed to or due from Capital One for federal income taxes are reported as a component of due to or from affiliates in the accompanying financial statement. Taxes payable amounts included in due to affiliates totaled $2,217,404 at December 31, 2021.

Deferred tax assets and liabilities are based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions as of December 31, 2021.

Note 3—Related Party Transactions

Various administrative expenses are paid on behalf of the Company by CONA, under a Master Services Agreement between the Company, CONA and various affiliates. These administrative expenses are reimbursed by the Company to CONA on a monthly basis. In addition, the Company pays a management fee to CONA based on an internally calculated allocation of overhead cost.

IPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statement

Various administrative services are provided to the Company by associates of Capital One Securities, Inc. ("COS"), an affiliated broker-dealer. The Company reimburses COS for these services on a monthly basis.

Note 4—Leases

The Company has a lease for office premises that expires in March 2024. In accordance with ASU 2016-02, a right of use asset and lease liability were recorded at the time the ASU was adopted based on the present value of the future lease payments using a discount rate of approximately 2.3%, the Company's estimated incremental borrowing rate.

Future maturities of the operating lease liability as of December 31, 2021 are as follows:

2022	$	648,657
2023		666,507
2024		168,888
		1,484,052
Less: discount to present value		(89,215)
Total	$	1,394,837

Note 5—Property and Equipment

The following table presents property and equipment as of December 31, 2021:

Leasehold improvements	$	99,701
Computer equipment		54,824
Furniture and equipment		61,595
Gross property and equipment		216,120
Less: accumulated depreciation		(124,755)
Property and equipment, net	$	91,365

Note 6—Commitments and Contingencies

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial statement.

The Company has contracts with its vendors for various services. Minimum commitments under these contracts as of December 31, 2021 amounts to $33,062 for 2022.

IPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statement

Note 7—Concentration

Approximately 87% of total accounts receivable are due from one client as of December 31, 2021.

Note 8—Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $24,019,718 which was $22,491,431 in excess of the required minimum net capital of $1,528,287. The Company's net capital ratio was 0.95 to 1.

The Company has no obligation under Rule 15c3-3 to prepare the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

Note 9—Subsequent Events

In accordance with U.S. GAAP, the Company evaluates subsequent events that have occurred after the financial statement date but before the financial statement is issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the financial statement, including estimates inherent in the process of preparing the financial statement, and (2) nonrecognized, or those that provide evidence about conditions that did not exist at the date of the financial statement condition but arose after that date. The Company evaluated subsequent events through February 23, 2022, the date the financial statement was issued.

Based on the evaluation, the Company did not identify any recognized or nonrecognized subsequent events that would have required adjustment to the financial statement.